Exhibit 4.6

[***] Certain information has been redacted in accordance with Instructions As to Exhibits to Form 20-F, because (i) the company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material.

This Global Service Agreement is effective as of 1 March 2022 (the “Effective Date”)

Between:

(A)	DHL International (UK) Limited (Company Number 1184988) whose registered office is at Orbital Park, 178-188 Great South West Road, Hounslow, Middlesex TW4 6JS ("DHL"); and

(B)	Global-e Online Ltd. (Company Number 514889534) whose registered office is at 9 Hapsagot Street, Petah Tikva, Israel 4951041 ("Global-e")

(together the "Parties" and individually a "Party") each acting for itself and on behalf of its affiliates, or other group subsidiaries (“Affiliate”), where such Affiliate can be a provider or a recipient of the DHL Services hereunder, or render or enjoy, as the case may be, the terms and provisions set out in this Agreement.

RECITALS

CONTRACTUAL BACKGROUND

WHEREAS, DHL (and certain DHL Affiliates) and certain Global-e Affiliates have entered into certain agreements, amongst them an agreement effective 21 May 2019 between DHL and Globale U.K. Ltd (the “UK Agreement”) and have entered into contracts based on the UK Agreement in several countries. There is also an agreement in the US, between DHL EXPRESS (USA), INC and Global-e LLC effective 1 March 2017 (the “US Agreement”), and generally, such agreements may be referred to as an “Local Affiliate Agreement”.

WHEREAS, such Local Affiliate Agreements had different end dates and some had slightly different commercial terms.

WHEREAS, the Parties have agreed new pricing and commercial terms which are applicable worldwide, including future agreements to be entered into by the Parties or their respective local applicable Affiliates.

WHEREAS, the business model used in all countries is generally the same.

WHEREAS, it therefore beneficial to align the fundamentals of the existing Local Affiliate Agreements and any future services and relationships on a unified global level (being all countries in which DHL Express provides Services to Global-e or its Affiliates), including without limitation the pricing periods and contract end dates in this document.

WHEREAS except to the extent indicated below, this Agreement supersedes and replaces the agreements listed in Annex A (“Existing Local Affiliate Agreements”).

WHEREAS, the Affiliates will continue to work with each other in each country, so certain provisions from the Existing Local Affiliate Agreements are still required and are thus deemed to continue in effect (provided however that such deemed continuation is required for local laws, regulations compliance, or is directly and clearly required under such local operational requirements). These are the country specific operational matters, to the extent that certain operational elements of the agreement or the service in a given country is different by nature due to the specific requirements of such country, and by no means such element can be carried out in a unified or global manner (e.g. invoicing and payment processes, claims processes (for making and responding to claims), contacts for notices, governing law and dispute resolution), then the Affiliates in each such In Scope Country are deemed to have entered into a local agreement under this Global Agreement, permitting the DHL Express Affiliate in such country to provide the Services to the Global-e Affiliate in such country and to invoice such Global-e company. The Local Affiliate Agreement will not override, change or prevail over globally-agreed principles and elements, and will be merely for local compliance and operational justification. The Parties’ Affiliates may enter into simple opt-in agreements in any country to formalize the arrangements. Similar considerations will apply to any new Local Affiliate Agreements, which may diverge from the terms of this Agreement only to the extent required for local laws, regulations compliance, or as directly and clearly required under such local operational requirements, and the Parties agree that their respective Affiliates will notify them about such requirements and their nature (and that each Party on receipt of such notice will ensure that the other has been informed), allowing them both to assess the impact and diversion significance prior to such Local Affiliate Agreement becoming effective.

WHEREAS the Parties to this Global Agreement are agreeing the terms to apply worldwide between their Affiliates and will actively promote and monitor compliance of their respective Affiliates to the provisions of this Agreement and the globally applicable agreements and undertakings as if those Affiliates were direct parties to this Agreement, provided however that with respect only to local operational matters the Parties to this Agreement do not guarantee, and are not in any way liable for, the performance of the DHL Services (namely – the shipping services) of their Affiliates under any Local Affiliate Agreements.

DESCRIPTION OF THE SERVICES AND BUSINESS MODELS

WHEREAS DHL provides carriage by means of a systemized and dedicated network for “door-to-door” pick-up and delivery of both document and non-document shipments, including customs clearance, overnight or by the end of the next possible day for delivery in the respective market (i.e., taking into account industry standard express transit times applicable to the respective origin and destination countries) (the “DHL Services”);

WHEREAS, Global-e provides services to merchants wishing to sell goods to consumers in other countries, by – inter alia – simplifying the sales and export of the merchandise through the use of Global-e’s platform (the “Global-e Platform”) which allows Global-e to act as the merchants’ agent and merchant of record and ship the merchant’s goods to consumers around the world, collecting payment prior to shipping of all monies due from the buyer, including transport costs, duties and taxes;

WHEREAS, Global-e incorporates the DHL Services into its service offering to its customers;

WHEREAS, in some countries, Global-e has two categories of customers, depending on the service sold: the first being companies which have annual gross merchandise value (GMV) of over [***] who enrol to the Enterprise program (“Enterprise Customers”) and the second being companies with lower GMV volumes of up to [***] who enrol to the ‘small medium businesses’ program (“SMB Customers”). Enterprise Customers or SMB Customers will be generally referred to as “Customers”;

WHEREAS, this Agreement includes pricing which Global-e may incorporate into its service offering to its Customers. In general, there is a single set of rates by country. However, there are separate sets of prices for the UK and the US for Enterprise Customers and for SMB Customers, based on expected volumes. In each case, this is the pricing which a DHL Affiliate will invoice Global-e Affiliate in relation to each Customer, but DHL has no visibility of, nor control of, the charges Global-e will make to a Customer based on such pricing;

WHEREAS, the DHL pricing was agreed and became effective on [***], and any new territories or service levels (rate cards) will be issued to Global-e in accordance with this Agreement. DHL will apply the new pricing from the Effective Date;

WHEREAS, this Global Agreement contemplates a category of customer known as “Direct SMB Customers”. These are either new SMB Customers which Global-e identifies, or DHL customers to which DHL recommends Global-e’s services, and which may sign up as SMB Customers of Global-e but which will remain customers of DHL in relation to the DHL Services, and which DHL will therefore invoice directly and DHL shall remain responsible and liable for customer support, and any claims for such DHL Services. No separate contract between DHL and Global-e to cover Direct SMB Customers is expected to be required;

WHEREAS, the Parties hereby acknowledge and agree that no other changes except those expressly set out herein are made to the way the Parties have co-operated or should cooperate pursuant to the terms of the agreements in force prior to the date of this Agreement;

WHEREAS, except as set out above in relation to Direct SMB Customers (which DHL will contract and invoice directly) with respect to the DHL Services, DHL has no contract with any Global-e customer and invoices all charges to its customer, Global-e. Furthermore, through its services, Global-e gains ‘flash title’ to the goods before the Shipments are tendered to DHL. DHL will therefore treat Global-e as its customer for all purposes, and will accept claims in relation to Shipments only from Global-e regardless of whether the Shipments are tendered by Global-e or collected from a Global-e customer;

WHEREAS, nothing prevents DHL from having its own contracts with any customer outside these arrangements; and

WHEREAS, unless otherwise agreed between the Parties, the Parties intend this Agreement to apply to any similar or future DHL services which Global-e may sell to its customers. The Parties will cooperate to ensure that any such new DHL Services fall under this Agreement, in accordance with the principles set out herein or principles of agreements in force prior to the date of this Agreement or at the then applicable time.

NOW, THEREFORE, DHL and Global-e agree as follows:

1.	ENTIRE AGREEMENT & CONFLICTING PROVISIONS

1.1.
This Agreement is comprised of all the clauses contained herein, the Recitals above (which are agreed to have legally binding effect), the Schedules attached hereto and DHL’s international terms and conditions of carriage as set out at the DHL Express country website for the relevant country (“Terms and Conditions”).

1.2.
This Agreement contains the entire agreement of the Parties and supersedes all other oral or written agreements with respect to the subject matter of this Agreement. Any oral or written representations made by one Party to the other and not contained in this Agreement shall not have any contractual effect whatsoever. Amendments to this Agreement are valid only when signed by duly authorised representatives of both Parties, save for any changes specified in clause 4.2 (charges) and 4.3 (customers).

1.3.
In the event of a conflict the following order of precedence shall apply: (i) Schedule 1 (Services & Charges); (ii) the clauses contained in this part of the Agreement and the Recitals; (iii) any other Schedules hereto, (iv) the relevant and applicable Local Affiliate Agreement, and (v) the relevant and applicable Terms and Conditions.

1.4.	All capitalised terms in this Agreement shall have the meaning given to such terms in this Agreement or the Terms and Conditions unless the context requires otherwise.

1.5.	WHEREAS on the Effective Date, the following countries and territories are covered by an existing Local Affiliate Agreement (“In Scope Country(ies)”):

1.5.1.	In EMEA: [***]

1.5.2.	In the Americas: [***]

1.5.3.	In Asia-Pacific: [***]

1.6
Any future or new country that Global-e would want to include during the Term will be added and be deemed as an “In Scope Country”. Following a request from Global-e to receive pricing for a new country, DHL will share a rate card for the country to all destinations including all ancillary costs and any surcharges not later than [***] days from the Global-e request. The new rate card shared by DHL will be approved by Senior Vice President in DHL confirmation to Global-e that the quote is in line with the agreed global pricing agreement.

2.	TERM & TERMINATION

2.1.	This Agreement shall continue until 27 March 2025 unless terminated earlier in accordance with the provisions of this Agreement.

2.2.	[LEFT BLANK]

2.3.
Either Party shall be entitled to terminate this Agreement with immediate effect in the event that the other Party commits a material breach of this Agreement which is either not capable of remedy or which that Party fails to remedy within 14 days of receipt of a written notice requesting the breach be remedied.

2.4.
Either Party shall be entitled to terminate this Agreement immediately by notice in writing to the other Party in the event that the other Party, being a company, goes into liquidation whether voluntary or compulsory or is the subject of a winding up, receivership or administration proceedings or if a person takes possession of all or any substantial part of its property, assets or undertaking or enters into any composition or other voluntary arrangement with its creditors, or suffers any distress or execution to be levied on all or any substantial part of its property, assets and undertaking or any other analogous event or ceases or threatens to cease carrying on business or becomes unable to pay its debts as they fall due or, being an individual, is subject to any analogous circumstances.

2.5.
On termination, all products and any property owned by or belonging to DHL or a third party and supplied to Global-e in connection with the DHL Services must be returned to DHL within 14 days of the date of termination.

2.6.	Either Party shall have an immediate right of termination where the other Party carries out any action that: (i) has an effect of damaging its reputation; or (ii) brings its business into disrepute.

2.7.	Each indemnity in this Agreement is a continuing obligation separate and independent from any obligation and shall survive the termination of this Agreement.

3.	THE DHL SERVICES

3.1.	Time for delivery shall not be of the essence in respect of performance of the DHL Services. All DHL Services shall be governed by the provisions of this Agreement.

3.2.
DHL shall have discretion not to carry any Shipments which in its reasonable opinion are unsuitable for carriage, provided that immediately following the decision, DHL shall provide Global-e with a written detailed explanation as for the reasons behind such a decision, as well as suggestions as to what Global-e should do in order to ensure such Shipments become suitable for carriage, if applicable. Unless otherwise agreed by the Parties, any such rejected Shipment shall be returned by DHL to Global-e.

3.3.
In accordance with the provisions of clause 3.5 below, except in the case of the DHL Shipment Insurance product (which will be provided by DHL with respect to its services) if offered by Global-e, neither Party shall represent itself as an agent of the other for any purpose and shall not (without the prior written consent of the other’s authorised signatory) in writing:

give any condition, warranty or representation on the other Party’s behalf; and

enter into (or purport to enter into) any contracts or agreements binding on the other Party.

3.4.
Both parties acknowledge and agree that there shall be no contractual relationship between DHL and any Global-e Customer acting as Shipper under this Agreement. Subject to clause 7.5, the Parties further agree that any claims raised by a Shipper under the terms of this Agreement may only be brought by Global-e, and DHL shall only be liable to Global-e in the event of any breach of this Agreement by DHL.

3.5.	Nothing in this Agreement shall be construed as creating a partnership or joint venture of any kind between the Parties.

3.6.
Authorised representatives of both Parties shall meet as needed to discuss operational matters under this Agreement. The global representative for DHL is [***] and the global representative for Global-e is [***]. DHL shall at all times make sure it trains and keep trained a qualified replacement representative who can either replace or support the global DHL representative.

3.7.
DHL will provide product support to Global-e in three major domains: IT and API, commercial and operational. DHL will assign a team (globally and regionally/locally) to support each of the domains listed above, and will provide regional and local support. DHL will provide sufficient support in all domains for each team and will also provide satisfactory backup for each team member. There will also be global senior managerial and commercial backup provided in each case on all times or an as needed basis. Without derogating from the above, DHL shall maintain qualified personnel (in such number DHL deems fit and in relevant stature) from its global management headquarters to support each of the domains listed above, and if needed – also regionally or locally. The backup provided by DHL will have sufficient knowledge and understanding of the relationships, services and performance contemplated under this agreement, and who is capable to continue operating the services hereunder on a global scale, including sufficient decision making and problem solving.

3.8.	First access to new services – DHL will ensure that Global-e have access to any new services or development immediately after the service is offered to other DHL customers in the market.

4.	CHARGES

4.1.
The rates and surcharges applicable to the Services, as well as charges for optional, ancillary and value added services and the rules for when and how they may change are all set forth in the rate cards and the pricing terms in [***].

4.2.
[***] includes the [***] surcharge list (including destination charges). The surcharge list is maintained by each country and is published on the country website. It is thus subject to change on written notice with effect from [***] for the subsequent year (unless the change results from change in regulations). [***].

4.3.
These rates at [***] are the rates which DHL will charge Global-e in relation to its Customers. The rate sheets for the UK and the US indicate whether they apply to Enterprise Customers or SMB Customers. As it contracts with its customers, Global-e will inform DHL of such Customers and whether they are SMB Customers or Enterprise Customers.

4.4.
As an amendment to the commercial terms at [***], is noted that where rates are quoted in U.S. Dollars and invoiced in a different currency, the exchange rate from local major banks prevailing at the time of billing shall apply for invoicing purposes. In the event that the currency of a country for which the Rates quoted devalues in excess of [***] within any ninety (90) day period at local major bank exchange rates identified by DHL, DHL shall be entitled to immediately adjust the rates applicable to the said country. Any such adjustment shall be commensurate with the rate of devaluation.

4.5.	[RESERVED]

4.6.
DHL shall have no visibility or control of, nor any influence over, Global-e’s commercial strategy or its choice of customers. Global-e shall determine the charges it levies for the provision of its services, including the DHL Services at its absolute discretion and such charges will not be disclosed to DHL.

4.7.
For the purposes of this Agreement, “Charges” means any amounts properly chargeable to Global-e in connection with this Agreement including but not limited to taxes, customs duties, levies, imposts and other charges imposed by regulatory bodies in relation to its Shipment(s).

4.8.
All prices set out in [***] are exclusive of VAT. DHL shall invoice Global-e by way of E-Billing. The invoice will show the amount by customer, based on such customer’s shipment volumes (the actual shipments for such customer during the billing period). In order to achieve this, DHL will set up an account by Customer. Unless otherwise agreed by the Parties, Global-e shall pay the Charges by direct debit (or autopay) without set-off, withholding or deduction within the period specified in the rate sheets (“Due Date”). If Global-e fails to pay any sum due by the Due Date DHL shall, without prejudice to any other right or remedy that it may have, be entitled to (i) suspend the provision of the DHL Services or any part thereof and/or (ii) charge Global-e interest at the applicable legal rate of interest calculated daily from the Due Date until the date on which the obligation of Global-e to pay the sum is discharged (whether before or after any judgment).

4.9.
Global-e shall have thirty (30) days from the date of the invoice within which to raise a bona fide dispute relating to the Charges. All such disputes shall be referred for resolution in accordance with clause 14. For the avoidance of doubt, all sums not in dispute shall be paid in accordance with clause 4.8 above.

Self-credit mechanism for duty and tax.

4.10.
In countries where Global-e pays invoices by direct debit, a self-credit mechanism will be used, thereby allowing Global-e to automatically claim back any incorrectly billed duty and taxes which it identifies. This applies in the US and the UK. Other countries will be added each year to the self-credit mechanism, where their annual total revenue spend (meaning all DHL charges, but excluding duty and taxes) in the previous 12 months is over [***] million, as reviewed each January and July. For countries which meet such thresholds, DHL will accept the self-credit file from the following month (February/August). Any claims already received through the eshare files will continue to be investigated by DHL, but DHL will accept new claims under the self-credit mechanism.

4.11.	DHL further commits to [***] days and DHL fails to rectify the issue within [***] days from notification by Global-e.

4.12.
The invoice query process at Annex B will apply to countries with the self-credit mechanism. However DHL, acting reasonably, may also revert to the standard dispute process in any country in the event of material or repeated Global-e errors which have a significant impact on DHL.

5.	ASSIGNMENT & SUB-CONTRACTING

5.1.
Subject to thirty (30) days prior written notice to Global-e, DHL shall be entitled to assign or transfer any of its obligations under this Agreement to any third party or to any other member of its Group. “Group” for the purposes of the Agreement, means in relation to DHL, any direct or indirect parent company and any direct or indirect subsidiaries of DHL or its parent companies from time to time and any associated companies of the aforesaid. Global-e shall not be entitled to assign its rights or obligations under this Agreement without the prior written approval of DHL, unless such assignment is made to a wholly owned subsidiary of Global-e which is, or will be, registered in the United Kingdom. The above provisions shall apply to the assignment of any Local Affiliate Agreement, and Global-e will only be permitted to assign to a subsidiary which is resident in the same country as the assignor.

5.2.
DHL shall be entitled to subcontract any of its obligations under this Agreement to any third party or to any other member of its Group but DHL shall remain liable to Global-e for the performance of any subcontractor or agent. Any sub-contractor of DHL to which DHL has assigned its obligations under this Agreement, shall be entitled to rely on and enforce any of the provisions of this Agreement as if it were a party hereto in the place of DHL. No sub contracting or that fact that performance of services is carried by an another member of the DHL Group will relieve DHL from its commercial obligations which are by nature worldwide pursuant to this Agreement (commercial or operational), provided however that local operational disputes related to the local nature of performing the services (e.g. operational, not conceptual, billing discrepancy, loss of parcels etc.) will not be guaranteed on a DHL Group level and will remain the liability of the local Affiliates to resolve. No local DHL entity will refuse or be excluded from any arrangements under this Agreement which are worldwide by nature and essence (subject to the applicability of local laws in each case).

6.	LIABILITY, RISK & INSURANCE

6.1.
DHL’s liability for loss or damage sustained by Global-e as a consequence of DHL’s acts or omissions in the performance of the DHL Services is limited in accordance with this Agreement. For clarity, the following provisions apply not only to the Parties but also to their Affiliates under Local Affiliate Agreements and Existing Local Affiliate Agreements.

6.2.
Under no circumstances shall DHL be held liable for any loss, damage or delay caused by any negligent act or omission (including but not limited to breach of this Agreement) by Global-e or any other third party.

6.3.
Any exclusion from or limitation of liability set out in this Agreement shall not apply so as to restrict either Party’s liability for death or personal injury resulting from that Party’s negligence or for fraud.

6.4.
Neither Party shall in any circumstances howsoever arising be liable to the other or to any third party for (i) consequential loss or damage; (ii) indirect loss or damage; (iii) incidental loss or damage; (iv) economic loss of any nature; (v) loss of income; (vi) loss of profits whether direct or indirect; (vii) loss of interest; (viii) loss of future business; (ix) loss of goodwill and (x) loss of sales or turnover.

6.5.	DHL’s liability in relation to any Shipment shall be limited in accordance with the Terms and Conditions.

6.6.	The Shipper’s declaration of a Shipment shall not be deemed to be a declaration of interest for insurance purposes. DHL’s liability shall always be limited as set out under this Agreement.

6.7.
Where Global-e has authorized the use of its DHL account details by a third party, or where Global-e has failed on its commercially reasonable obligations to keep its account details secure resulting in the fraudulent use of the account by a third party, then Global-e shall be liable and shall indemnify DHL for all Charges incurred on Global-e’s account with regards to such fraudulent use.

6.8.
Global-e shall not be entitled to benefit from DHL’s money back guarantee (details as published at the relevant Express country website, as amended from time to time) unless Global-e can prove that it has received a genuine, valid and proven claim from a Shipper for such money back guarantee and that Global-e has complied in all respects with DHL’s claims procedure as set out in clause 6.9 below.

6.9.	DHL shall have no liability to Global-e unless a genuine, valid and proven claim has been made by Global-e in line with the Terms and Conditions and any agreed processes.

7.	OBLIGATIONS OF GLOBAL-E

7.1.	Global-e shall comply with and agree to be bound by, and warrants that, where applicable, the Shippers comply with and agree to be bound by the relevant terms of this Agreement.

7.2.
Global-e and its Shippers shall comply with DHL’s regulations regarding the carriage of dangerous and/or prohibited and/or restricted items as set out at the relevant Express country website. Global-e shall indemnify DHL for any loss, damage or expense suffered by DHL as a result of Global-e’s and/ or the Shipper’s failure to comply with these regulations.

7.3.	Global-e warrants and undertakes that it will take commercially reasonable efforts to ensure that:

7.3.1.	all Shipments are suitably packaged taking into account the content of the Shipment and the rigours of an automated transportation process;

7.3.2.
all Shipments are correctly labelled. DHL, its servants or agents shall not in any circumstances be liable for any late delivery, mis-delivery or non-delivery caused by or contributed to by the deficient or ambiguous labelling or any other failure by the Shipper of its labelling obligations;

7.3.3.	all data to be provided by it (including by electronic means) shall be accurate and complete and must be provided in a timely manner as required by DHL; and

7.3.4.	prior to carriage, any important documents (including original documents) are copied; any electronic data is backed-up; and all personal data and confidential information is stored securely.

7.4.
In the event of a breach of any of the obligations contained under this clause 7, DHL may refuse to carry Shipments and where loss of or damage occurs to the Shipment, then DHL’s liability as specified in this Agreement will be excluded.

7.5.
Global-e shall for all purposes be treated by DHL as sole beneficial owner of the Shipment. If the receiver of the Shipment or any other third party makes any claims for loss, damage or for any other liability, or makes any attempt to recover any costs or expenses (“Claim”) against DHL, its agents or sub-contractors, then subject to clause 6.4, Global-e shall indemnify DHL, its agents and sub-contractors against any such Claim where DHL has already paid Global-e the limits set out in paragraph 6 of the Terms and Conditions or where DHL’s liability exceeds the limits set out in paragraph 6.

7.6.
Global-e shall fully indemnify and hold DHL harmless for any direct costs, expenses, claims, loss or damage suffered by DHL as a result of Global-e’s or the Shipper’s failure to comply with any of the provisions contained in clauses 7.2, 7.3 and 7.5 above.

7.7.
Global-e agrees that DHL shall be entitled to deliver Shipments shipped by Global-e to a third party provided that the addressee on the label (or such person’s agent) has provided authority to DHL to deliver the Shipment to any such third party. DHL shall not have any liability in connection with the Shipment arising from the acts or omissions of such third party.

8.	INTELLECTUAL PROPERTY RIGHTS

8.1.
Subject to the terms of this Agreement, DHL hereby grants Global-e a limited non-exclusive, revocable licence to use the intellectual property of DHL including the DHL logo and promotional material prepared by DHL to promote the Services (as amended from time to time) (“Marketing Collateral”) for the term of this Agreement only, provided always that Global-e shall comply with such written instructions or directions as may be given by DHL from time to time as to the manner and context in which such Marketing Collateral may be used by Global-e including but not limited to use of the Marketing Collateral on Global-e’s website.

8.2.	Global-e shall not

8.2.1.	remove any DHL copyright or trade mark statements appearing on any Marketing Collateral;

8.2.2.
bid on any brand key words utilised by DHL in internet search engines including but not limited to DHL, DHL Express, DHL it now and DHL International. For the avoidance of doubt, Global-e shall not be prohibited from bidding for brand key words associated with the courier services industry which do not contain the word ‘DHL’; or

8.2.3.	utilise the word ‘DHL’ in any part of its URL structure.

8.3.	If Global-e is in breach of clause 8.1 or 8.2 above, DHL shall be entitled to terminate the Agreement subject to clause 2.3.

8.4.	Global-e shall notify DHL as soon as it becomes aware of any infringement or attempted infringement of DHL’s intellectual property or Marketing Collateral.

8.5.	At the termination of this Agreement, Global-e shall immediately cease using any intellectual property and Marketing Collateral and shall remove any reference to DHL from any of its media.

9.	TUPE

9.1.
The Parties do not intend the Transfers of Undertakings Directive 2001/23/EC (“TUPE”) to apply to the provision of services. In the event that TUPE does or is alleged to apply to the provision of DHL Services, each Party shall indemnify the other Party against all direct losses, redundancy costs (including, without limitation, contractual and statutory redundancy payments and payments in lieu of notice), liabilities, damages, compensation, claims, costs and expenses including redundancy costs, fines, penalties, legal and other professional fees and expenses (“Losses’’) which such Party may suffer or incur on account of or arising from any claim or allegation by any employee representative or any person who is or was employed or engaged by the Party (including without limitation all Losses which the other Party may suffer or incur arising from the employment and/or termination of employment of any person whose contract of employment transfers or is alleged to transfer to the other Party under TUPE).

10.	THIRD PARTY RIGHTS

10.1.	Subject to the terms of this Agreement, no term of this Agreement shall be enforceable by any third party (being any person other than DHL or Global-e and their permitted successors and assignees).

11.	NOTICES

11.1.
All notices sent under this Agreement shall be in writing and shall be sent to the address of the recipient set out in this Agreement or such other address in England as the recipient may designate and shall be delivered personally or sent by pre-paid first class post. A notice is deemed to have been received if delivered personally, at the time of delivery, or in the case of pre-paid first class post, 72 hours after posting.

12.	CONFIDENTIALITY AND ANNOUNCEMENTS

12.1.
Each Party undertakes that for the term of this Agreement and for a period of two years after the termination of this Agreement, it shall not and shall use all reasonable endeavours to procure that its officers, employees, sub-contractors, representatives and agents shall not disclose to any person or use (i) any information (including but not limited to tracking data and any pricing information) supplied by either Party to the other relating to this Agreement and the DHL Services to be provided hereunder and/or the negotiations relating to this Agreement and/or relating to the business and affairs of the Parties (“Confidential Information”). Such Confidential Information shall not include any information already in the public domain or available to the other Party otherwise than as a result of negotiating and entering into this Agreement or providing the DHL Services (provided that such information is not available to the other Party or in the public domain as a result of a breach by that Party of any other obligation of confidentiality); and (ii) Confidential Information other than for the purpose of performance of its obligations under this Agreement.

12.2.
The Parties hereby agree that clause 12.1 shall not prevent disclosure by either Party of any Confidential Information (i) as required by law or any regulatory authority provided that the disclosing party shall, so far as practicable, first consult with the non-disclosing Party regarding such disclosure; (ii) to its professional advisors; (iii) to any of its officers employees, sub- contractors, representatives or agents for the purposes of performing its obligations under this Agreement; and (iv) with the prior written consent of the other Party.

12.3.
Without prejudice to clauses 12.1 and 12.2 above, no announcement, communication or publicity of any kind relating to the terms of this Agreement shall be made or issued, by either Party to this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed), provided always that the prohibition in this clause shall not prevent DHL undertaking any actions which are necessary for, or incidental to, the performance of the DHL Services.

13.	DATA PROTECTION

13.1.
All personal data provided to DHL under this Agreement will be held and processed by DHL its servants, agents and where applicable carefully selected third party companies and shall be used fairly, in confidence and solely for the purposes of providing the DHL Services. DHL shall keep such personal data secure and shall comply with all applicable legislation on data protection.

13.2.
Global-e warrants that all personal data provided to DHL has been fairly and lawfully obtained and Global-e has authority to disclose such personal data to DHL and for DHL to lawfully process it. Global-e shall fully indemnify and holds harmless DHL for any costs, expenses, losses or damage howsoever arising out of its failure to comply with this warranty.

13.3.
The terms “controller”, “Personal Data”, “processor”, “data subject” and other terms relating to the processing of personal data used but not defined herein shall have the meaning assigned to them in the General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679).

13.4.
Both Parties undertake to comply with the applicable data protection laws, regulations and standards. Where applicable and legally required, the Parties will conclude a data transfer agreement if during the course of this Agreement personal data are collected, stored, processed or otherwise used on behalf of the data controller.

13.5.
DHL shall in particular oblige its employees in writing not to disclose to anyone any personal data and other information they receive in the course of or in connection with their work for Global-e and not to collect, process or otherwise use such data and information without authorization.

13.6.
DHL shall implement appropriate technical and organizational security measures, i.e. measures protecting personal data against accidental or unlawful destruction or accidental loss, alteration, unauthorized disclosure or access, in particular but not limited to where the processing involves the transmission of data over a network, and against all other unlawful or unauthorized forms of processing, before and at all times during the processing of personal data.

13.7.
DHL shall immediately notify Global-e in case where any, including but not limited to, accidental or deliberate alteration, loss or destruction of personal data or any unlawful or unauthorized processing of or access to personal data is detected; and shall immediately notify Global-e if it discovers an actual or possible security breach (including the possibility of such a breach) of DHL’s IT systems.

13.8.	DHL shall process the Personal Data only for performing the DHL Services and for no other purpose;

13.9.
DHL shall be prohibited from storing, processing or using the data that becomes known to it except for the contractually agreed purpose. It shall not be permitted to pass on data to third parties not involved in the transport of the shipment, except when legally obliged.

13.10.	Data Protection obligations continue to apply even after the end of the contractual relationship in accordance with applicable law.

14.	DISPUTE RESOLUTION

14.1.
In the event of a dispute arising under this Agreement, the Parties shall use their best commercial efforts to negotiate and settle amicably such dispute. The Parties agree in the first instance to refer any dispute to their respective account managers. Should the account managers fail to reach resolution within 10 working days of referral of the dispute, then the dispute shall be referred to the immediate line manager of the respective account managers for resolution. Should the immediate line managers be unsuccessful in resolving the dispute within 10 working days of the dispute being referred to them for resolution, then the dispute shall be referred to the appropriate senior managers of the Parties.

14.2.
Provided the procedure set out in clause 14.1 above has been exhausted or frustrated, nothing in this clause shall prevent the Parties from being entitled to commence or continue court proceedings at any time thereafter.

14.3.
Neither Party shall be obliged to follow the procedures set out in sub-clauses 14.1 and 14. 2 above where that Party intends to apply for injunctive relief against the other, provided that there is no delay in the prosecution of that application.

15.	SEVERABILITY

15.1.	If any provision of this Agreement is held invalid by a court of competent jurisdiction, all valid provisions that are severable from the invalid provision(s) shall remain in full force and effect.

16.	RESERVED

17.	DIRECT SMB CUSTOMERS

17.1.
DHL will recommend Global-e services to appropriate customers. It will agree pricing with them, explain the Global-e service to them briefly as agreed with Global-e and advise them to contact Global-e for more information. The Direct SMB Customer may pass its DHL rates to Global-e or DHL will forward them to Global-e on request of the Customer, so that Global-e may apply them to the Customer’s shipments.

17.2.
Global-e’s offer to such Direct SMB Customers will exclude the DHL Services. This means that Global-e will not include its own pricing for it and will not invoice the Customer for it, but the Global-e Platform will still allow the use of DHL Services, which Global-e will continue to charge to the buyer of the Customer’s goods (using the rates negotiated between DHL and the Direct SMB Customer).

17.3.
The DHL Services will be billed directly by DHL to the Direct SMB Customer, who will be DHL’s customer for all intents and purposes. Any customs duties in relation to such Direct SMB Customers’ shipments will be paid by Global-e, so DHL will charge them to Global-e. However, in certain cases, duties may instead be charged by DHL to the Direct SMB Customer.

17.4.	The Parties have adopted this way of working in the UK and intend to expand to other countries, such as France, Germany, Italy and Spain. Further countries will be added case by case, by agreement.

18.	LEFT BLANK

19.	GOVERNING LAW

19.1.
This Agreement and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with the laws of England and Wales and the Parties submit to the exclusive jurisdiction of the English courts.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first above written.

DHL International (UK) Limited /s/ Ian Wilson Signature	Global-e Online Ltd /s/ Shahar Tamari Signature

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ANNEX A

EXISTING LOCAL AFFILIATE AGREEMENTS

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ANNEX B

Invoice query process (for countries with duty and tax self-credit mechanism)

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